Hynes & Howes Insurance Counselors, Inc.

2920 N. Harrison St.

Davenport, IA 52803

563-326-6401


March 22, 2010



Ms. Cicely LaMothe

Branch Chief

United States Securities and

Exchange Commission

Washington, DC 20549-7010



RE: Hynes & Howes Insurance Counselors, Inc.

Form 10-K for the year ended September 30, 2009

Form 10-Q for the quarter ended December 31, 2009

File No. 000-07376



Dear Ms. LaMothe:



We have received your letter dated March 9, 2010 regarding the matter referenced above. We are currently researching the issues raised in the letter. We anticipate being able to respond in 15 days.



Thank you,


Marsha Baker

President